Mail Stop 4561

October 30, 2008

VIA U.S. MAIL AND FAX 212-581-5690

David J. Horin
Chief Financial Officer
Rodman & Renshaw Capital Group, Inc.
1251 Avenue of the Americas
20th Floor
New York, NY 10020

> **Re: Rodman & Renshaw Capital Group, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2007**
> **Filed March 14, 2008**
> **Form 10-Q for Quarterly Period Ended**
> **March 31, 2008**
> **Filed May 14, 2008**
> **File No. 001-33737**

Dear Mr. Horin:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Robert Telewicz
Senior Staff Accountant